   As filed with the Securities and Exchange Commission on March 30, 1998

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 11-K


             [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                 For the fiscal year ended December 31, 1997


                                     OR


           [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                       Commission file number 33-50601


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Savings Fund Plan for Employees of
                  Pacific Gas and Electric Company


     B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                  PG&E Corporation
                  One Market, Spear Tower
                  Suite 2400
                  San Francisco, CA  94105
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                              REQUIRED INFORMATION

     1. The financial statements of the Savings Fund Plan Master Trust and the Savings Fund Plan Parts I and II as of December 31, 1997 and 1996, the statements of net assets as of December 31, 1997 and 1996, the statements of changes in the net assets of the Plans for the year ended December 31, 1997 and the Savings Fund Plan Master Trust schedule of assets held for investment purposes as of December 31, 1997 and the schedule of reportable transactions for the year ended December 31, 1997, together with the reports of Arthur Andersen LLP, independent accountants, are contained in Exhibit 1 to this Annual Report.

     2. The Consent of Arthur Andersen LLP, independent accountants, is contained in Exhibit 2 to this Annual Report.

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   SAVINGS FUND PLAN FOR EMPLOYEES OF PACIFIC
                                   GAS AND ELECTRIC COMPANY



Date: March 30, 1998         By:     Bruce R. Worthington
                                     ----------------------------
                                     Bruce R. Worthington
                                     Chairman, Employee Benefit Committee